SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

This report on Form 6-K, dated September 16, 2004, is specifically incorporated by reference into Placer Dome Inc.’s registration statements on Form S-8 Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274, respectively, and registration statement on Form F-10 No. 333-113870.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  September 16, 2004

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

September 15, 2004

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on September 15, 2004, a copy of which is attached as Schedule “A”.

Item 4.

Summary of Material Change

Placer Dome Inc. announced it has fully assessed the financial impact of an August 31, 2004 decision by the Ontario Court of Appeal regarding certain 1995 and 1996 Ontario mining taxes. As a result of the decision, Placer Dome will reverse a previously accrued expense of $76 million representing the potential tax and related interest liability for all open taxation years (1995-2004). The reversal will be recorded in income in the third quarter. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

Item 5.

Full Description of Material Change

Please see attached Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

September 16, 2004

  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

SCHEDULE “A”

PLACER DOME REVERSES $76 MILLION EXPENSE RELATED TO ONTARIO MINING TAX RULING

SEPTEMBER 15, 2004

(All dollar amounts in US Currency)

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) today announced it has fully assessed the financial impact of an August 31, 2004 decision by the Ontario Court of Appeal regarding certain 1995 and 1996 Ontario mining taxes. As a result of the decision, Placer Dome will reverse a previously accrued expense of $76 million representing the potential tax and related interest liability for all open taxation years (1995-2004). The reversal will be recorded in income in the third quarter. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

In September 2002, Placer Dome lost an appeal to the Ontario Superior Court regarding the reassessment of certain Ontario mining taxes for the 1995 and 1996 taxation years for its wholly-owned subsidiary Placer Dome (CLA) Limited (the successor to Placer Dome Canada Ltd.). On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the decision.

The Ontario Ministry of Finance has the right to seek leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada, which in most cases would occur within 60 days after the date of judgement. Based on external legal opinions, management is of the view that Placer Dome will ultimately prevail.

Vancouver-based Placer Dome Inc. operates 17 mines on five continents. The company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

For further information please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations:  Joe Danni (604) 661-1941

Head Office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, British Columbia

Canada V7X 1P1

Tel: (604) 682-7082

Fax: (604) 682-7092

On the internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis” or detailed in Placer Dome’s filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this report to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome’s share” is defined to exclude minority shareholders’ interest. The “Corporation” and “the company” refer to Placer Dome Inc.

Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

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